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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC Mail Processing
Received
MAR 05 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65833

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avisen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 Fair Oaks Blvd, Suite 145
(No. and Street)

Sacramento (City) California (State) 95864 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Wayne Robello 916-480-2747 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, A. Wayne Robello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avisen Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— NONE —

A. Wayne Robello
Signature

President
Title

SEE ATTACHED NOTARY

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVISEN SECURITIES, INC.

Table of Contents

		PAGE
SEC Form X-17A-5		1
Report of Independent Registered Public Accounting Firm		2
Statement of Financial Condition		3
Statement of Operations		4
Statement of Changes in Stockholders' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 9
Supplementary Information		
Schedule I	Statement of Net Capital	10
Schedule II	Determination of Reserve Requirements	11
Schedule III	Information Relating to Possession or Control	11
Exemption Report Pursuant to Rule 17a-5 of the Securities Exchange Commission And Report of Independent Registered Public Accounting Firm		12-13
Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation		14-17
SIPC 7 Form		

A notary public or other officer completing this ... document, to which this certificate is attached, and not the ...

STATE OF CALIFORNIA

COUNTY OF SACRAMENTO

Subscribed and sworn to (~~affirmed~~) before me on this 20 day of February, 2018, by A. Wayne Robello

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Notary Signature

H. LYFOUNG
COMM. # 2196898
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
MY COMM. EXP. MAY 13, 2021

OPTIONAL

Description of attached document: annual audited report form X-17A-5 Part III

Number of pages: 3

Document date: 02.20.18

Other

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Avisen Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Avisen Securities, Inc. as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows, for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Avisen Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avisen Securities, Inc.'s management. My responsibility is to express an opinion on Avisen Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Avisen Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Avisen Securities, Inc. auditor since 2004.

Tarzana, California

February 16, 2018

AVISEN SECURITIES, INC.

Statement of Financial Condition
December 31, 2017

ASSETS

Cash and Cash equivalents	$	96,059
Clearing Deposits		25,000
Commissions Receivable		5,419
Other Current Assets		28,866
Property and Equipment, net of Accumulated Depreciation of $ 120,572 (Note 4)		32,325
Deferred Tax Asset (Note 5)		282,595
Total Assets	$	470,264

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	11,077
Commissions Payable		22,820
Due to clearing firm		9,784
Total Liabilities	$	43,681

STOCKHOLDERS' EQUITY

Common Stock, no par value, 1,000 shares authorized, issued, and outstanding	$	1,808,502
Additional Paid-in-Capital		113,000
Accumulated Deficit		(1,494,919)
Total Stockholders' Equity	$	426,583
Total Liabilities and Stockholders' Equity	$	470,264

The accompanying notes are an integral part of these financial statements

AVISEN SECURITIES, INC.

Statement of Operations
For the Year Ended December 31, 2017

REVENUES		
Bonds	$	80,771
Commissions		1,776,132
Interest Income		9,330
Loss on Investment		(100,000)
Rental Income		113,265
Total Revenues	$	1,879,498
EXPENSES		
Depreciation	$	9,918
Clearing Charges		82,687
Commissions		1,474,445
Insurance		6,613
Employee Compensation and Benefits		60,507
Occupancy (Note 6)		161,297
Professional Fees		55,267
Other Operating Expenses		135,382
Total Expenses	$	1,986,116
NET LOSS BEFORE INCOME TAXES	$	(106,618)
LESS: INCOME TAX EXPENSE (Note 5)		279,200
NET LOSS	$	(385,818)

The accompanying notes are an integral part of these financial statements

AVISEN SECURITIES, INC.

Statement of Stockholders' Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, January 1, 2017	$ 1,808,502	$ 113,000	$ (1,109,101)	$ 812,401
Net Loss			(385,818)	(385,818)
Ending balance, December 31, 2017	$ 1,808,502	$ 113,000	$ (1,494,919)	$ 426,583

The accompanying notes are an integral part of these financial statements

AVISEN SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(385,818)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		7,531
Loss on Investment		100,000
(Increase) decrease in assets		
Accounts Receivable		39,357
Commissions Receivable		(1,558)
Other Current Assets		(3,926)
Deferred Tax Asset		280,000
Increase (decrease) in liabilities		
Accounts Payable		9,300
Commissions Payable		(2,803)
Due to Clearing firm		9784
Total adjustments	$	437,685
Net cash provided by operating activities	$	51,867
Net Increase in cash	$	51,867
Cash at beginning of year		44,192
Cash at end of year	$	96,059

Supplemental Disclosures

Cash paid during the year for:

Interest	$	-
State income taxes	$	800

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Avisen Securities, Inc. (the "Company") was formed in 2002 under the laws of California, as a "C" corporation.

The firm received its independent broker dealer registration on August 20, 2003 and is currently registered in various states as well as with The Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC), and the Municipal Security Rulemaking Board (MSRB).

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt and non-exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. Trades are cleared on a fully disclosed basis through Pershing. The Company has a clearing deposit of $ 25,000 with Pershing.

SIGNIFICANT ACCOUNTING POLICIES

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. Management estimates that 80% of the revenues were generated in the State of California and 20% in the State of Nevada.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using straight line method aver a useful life of five (5) and seven (7) years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. At December 31st, 2017 the Company deemed an investment of $ 100,000 to be worthless and wrote it off. This amount is shown on the statement of operation.

The company has a 401K for all employees, but no profit sharing plan.

Note 2: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2017 the Company's net capital of $ 82,469 exceeded the minimum net capital requirement of $5,000 by $77,469, and the Company's ratio of aggregate indebtedness of $43,681 to net capital was 0.53:1, which is less than the 15:1 maximum ratio required.

Note 4: FIXED ASSETS

At December 31, 2017, fixed assets consisted of the following:

Property & Equipment	$ 152,897
Less: Accumulated depreciation	(120,572)
	$ 32,325

The Company's depreciation expense for the year ended December 31, 2017 was $9,918.

Note 5: INCOME TAXES

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. At December 31, 2017, the company had a deferred tax asset with a balance of $282,595, reflecting potential future tax benefit. For the year ending December 31st, 2017 the deferred tax benefit is related to the change in the corporate tax rate effective January 1st, 2018. This deferred tax asset will expire in 2029.

For the year ended December 31, 2017, the provision for the income tax consists of the following:

Federal Income taxes	$ 0
State Income Taxes (minimum)	$ 800

Note 6: LEASE OBLIGATIONS

The Company leases office space in Reno, Nevada for a period of 36 months beginning August 1, 2016. It also leases space in Sacramento, California paid by a related party under a sublease agreement. Future lease payments are as follows:

Year	Sacramento	Nevada
2018	$113,265	$ 44,129
2019	$113,265	$ 26,187

The Company's Occupancy expense for the year ended December 31, 2017 was $161,297

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2017.

Note 8: RELATED PARTY TRANSACTIONS

The Company received $912,600 in commission income for year ended December 31, 2017 from a related party. The company received $113,265 in rental income for year December 31, 2017 under an agreement. At December 31, 2017, the Company had no amount recorded in accounts payable and accrued expenses related to other related party expenses.

Note 9: RECENT PRONOUNCEMENTS

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date, the Company has not yet adopted the recently issued accounting standards.

Note 10: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period December 31, 2017 through February 16, 2018, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

AVISEN SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Stockholders' Equity, December 31, 2017	$ 806,583	$ 426,583	380,000
Less: Non-allowable Assets			
Account Receivable	100,326	326	100,000
Other Current Assets	21,071	28,866	(7,795)
Fixed Assets	32,325	32,325	-
Deferred Tax Asset	562,595	282,595	280,000
Other Deductions	2	2	-
Tentative net capital	$ 90,264	$ 82,469	287,795
Haircuts:	-	-	-
NET CAPITAL	$ 90,264	$ 82,469	7,795
Minimum net capital	5,000	5,000	-
Excess net capital	$ 85,264	$ 77,469	7,795
Aggregate indebtedness	$ 35,885	$ 43,681	(7,796)
Ratio of aggregate indebtedness to net capital	0.40:1	0.53:1	-

The difference between the audit and Focus filed at December 31, 2017 was due to loss on investment amount of $100,000, the revaluation of the deferred tax asset of $280,000, and an increase of account payable by $7,796.

AVISEN SECURITIES, INC.

December 31, 2017

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have reviewed management's statements, included in the accompanying Avisen Securities, Inc., Exemption Report in which (1) Avisen Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avisen Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2) Avisen Securities, Inc. stated that Avisen Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Avisen Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Avisen Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2018

Avisen
Securities, Inc.

Assertions Regarding Exemption Provisions

We, as directors of management of Avisen Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Avisen Securities, Inc.

By:

[signature], President
(Name and Title)

2/16/18
(Date)

3620 American River Drive, Suite 145 Sacramento, CA 95864
Tel (916) 480-2747 (800) 230-7704 Fax (916) 480-2741
www.avisensecurities.com
Member FINRA/SIPC

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Avisen Securities, Inc.
Sacramento, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Avisen Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Avisen Securities, Inc. (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Avisen Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 16, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****3091*********************MIXED AADC 220
65833 FINRA DEC
AVISEN SECURITIES INC
3620 AMERICAN RIVER DR STE 145
SACRAMENTO, CA 95864-5985

pd 2/15/18
#2174
$1209.00

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Wayne Robello (916) 480-2747

2. A. General Assessment (item 2e from page 2) $ 2379 -

B. Less payment made with SIPC-6 filed (exclude interest) (1,170)
08/11/2017
Date Paid

C. Less prior overpayment applied (∅)

D. Assessment balance due or (overpayment) ∅

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ∅

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,209 -

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,209 -

H. Overpayment carried forward $(∅)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AVISEN SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 15th day of Feb, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

16

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 1,866,233 –
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	193,830
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	82,687
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,732 –	
Enter the greater of line (i) or (ii)	3,732 –
Total deductions	280,249 –
2d. SIPC Net Operating Revenues	$ 1,585,984 –
2e. General Assessment @ .0015	$ 2,379 –
	(to page 1, line 2.A.)

17

SEC MAIL PROCESSING
Received

MAR 05 2018

WASH, D.C.

AVISEN SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2017